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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            PACIFIC RIM MINING CORP.
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                                (Name of Issuer)
                                  COMMON STOCK

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                         (Title of Class of Securities)

                                    694915208
                    ----------------------------------------

                                 (CUSIP Number)
                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 23, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 694915208
         -----------

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         Name of Reporting Persons
1        I.R.S. Identification Nos. of above persons (entities only)

         KINROSS GOLD CORPORATION
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         Check the Appropriate Box If a Member of a Group (See Instructions)

2        (a)

         (b)
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         SEC Use Only
3
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         Source of Funds (See Instructions)
4
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         Check if Disclosure of Legal Proceedings is Required Pursuant to
5        Items 2(d) or 2(e)

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         Citizenship or Place of Organization
6
         PROVINCE OF ONTARIO
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                                            Sole Voting Power
          Number of                 7
                                            -0-*
           Shares                   --------------------------------------------
                                            Shared Voting Power
        Beneficially                8
                                            -0-
          Owned by                  --------------------------------------------
                                            Sole Dispositive Power
       Each Reporting               9
                                            -0-*
           Person                   --------------------------------------------
                                            Shared Dispositive Power
            With                    10
                                            -0-
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         Aggregate Amount Beneficially Owned by Each Reporting Person
11
         -0-
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         Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
12       (See Instructions)

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         Percent of Class Represented by Amount in Row (11)
13
         0%
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         Type of Reporting Person (See Instructions)
14
         CO
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* As a result of the transactions described under Item 3 hereof, Kinross Gold
Corporation ("Kinross") no longer beneficially owns any shares of Pacific Rim Mining Corp.'s ("Pacific Rim") common stock.

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     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission by Kinross on April 26, 2002 with respect to the common shares of Pacific Rim. Except as specifically provided for herein, this Amendment does not modify or supercede any of the information previously reported in the Schedule 13D. Information given in response to one item shall be deemed to be incorporated by reference in all other items.


Item 3.  Source and Amount of Funds or Other Consideration

                ITEM 3 IS HEREBY UPDATED AS FOLLOWS:

                ON DECEMBER 23, 2003, KINROSS SOLD ALL OF THE COMMON SHARES OF PACIFIC RIM THAT IT HELD IN MARKET TRANSACTIONS THROUGH THE TORONTO STOCK EXCHANGE. KINROSS NO LONGER HOLDS AN INTEREST IN PACIFIC RIM.










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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           KINROSS GOLD CORPORATION

December 30, 2003                          By: /s/ Shelley M. Riley
Date                                           ----------------------
                                               Shelley M. Riley, Secretary
















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